Earnings Presentation

3rd Quarter 2025

November 5th, 2025



Company Overview

ACIC is a specialty underwriter of catastrophe exposed commercial property insurance.

American Coastal Insurance Corp. (Nasdaq: ACIC) is the insurance holding company for **American Coastal Insurance Company** (AmCoastal), a Florida domiciled P&C carrier, and **Skyway Underwriters** (SKU), a managing general agency, along with other operating affiliates.

AmCoastal is a balance sheet underwriter and has the **#1 market share of commercial residential** property insurance **in Florida** with roughly 4,300 policies and $637 million of premium in-force. AmCoastal has earned an underwriting profit every year since its inception in 2007.

SKU is an MGA focused on producing & underwriting commercial property insurance on behalf of our risk bearing entities.

ACIC as of September 30, 2025

Total Assets:	$1.18 billion
Total Equity:	$327.2 million
Annualized Revenue:	$332.1 million
Employees:	67
Headquarters:	St. Petersburg, FL
Credit Rating:	BBB-

Specialty Commercial Property

Managing General Agency





Executive Summary

- ## 3Q-25 Results

  - **Non-GAAP Core Income of $30.5m ($0.61)** increased $3.6m (+13.1%) from $26.9m ($0.54) y/y due to increased revenue from quota share reduction from 20% to 15% as of June 1, 2025, and decreased losses incurred, partially offset by increased operating expenses y/y.

  - **Net premiums earned grew $6.3m (+8.5%)** to $80.8m y/y.

  - Our **combined ratio of 56.9%** decreased from 57.7% last year due to higher net premiums earned and our **Non-GAAP underlying combined** ratio (which excludes current catastrophe losses and PY development) **was 57.8%** which increased from 52.9% in the prior year due to a higher current year expense ratio. Both were below our stated target of 65.0%.

  - We experienced **$425k catastrophe losses in the quarter and had $1.1m of favorable prior year reserve development**.

  - **Stockholders' equity** increased $91.5 million from December 31, 2024, to **$327.2m** or **$6.71 per share** and **$6.88 per share excluding unrealized losses** in accumulated other comprehensive income. Tangible book value per share increased to **$5.41 per share.**

- ## Other Highlights

  - The Florida commercial property market continued to soften during the third quarter with **average premiums down -13%** in September.

  - Skyway Underwriters launched a new product in Florida targeting assisted & independent living facilities, **with no liability coverage.**

  - The Company expects to resume growth in the 4th quarter and into 2026 given our expectation for lower reinsurance costs at 1/1 & 6/1.



3Q-25 Financial Scorecard

> *The Company is proud to report strong results for the third quarter.*

Core Earnings per Share (CEPS)

3Q-25 = $0.61
vs.
Analyst's Est. = $0.39

Combined Ratio (CR)

3Q-25 = 56.9%
vs.
Analyst's Est. = 70.9%

Book Value per Share (BVPS)

3Q-25 = $6.71
vs.
Analyst's Est. = $6.39

Core Return on Equity (CROE)

3Q-25 = 44.5%
vs.
Analyst's Est. = 26.3%

ACIC AMERICAN COASTAL INSURANCE CORPORATION

3Q-25 & 9M-25 Summary of Key Results

Net & Core Income improved y/y driven by lower reinsurance costs. Combined Ratio was below 65.0% target.

$ in thousands, except per share amounts	Q3-25	Q3-24	Change	YTD 9/30/25	YTD 9/30/24	Change
Net income	$ 32,483	$ 28,119	15.5%	$ 80,273	$ 70,772	13.4%
per diluted share (EPS)	$ 0.65	$ 0.57		$ 1.61	$ 1.44	
Reconciliation to core income (loss), net of tax:						
Investment gains (losses)	$ 2,499	$ 1,216		$ 3,801	$ 1,120	
Amortization of intangible assets	$ (481)	$ (481)		$ (1,444)	$ (1,604)	
Gain (loss) from discontinued operations	$ -	$ 450		$ 42	$ 321	
Total adjustments	$ 2,016	$ 1,185		$ 2,399	$ (163)	
Core income	$ 30,467	$ 26,934	13.1%	$ 77,874	$ 70,935	9.8%
per diluted share (CEPS)	$ 0.61	$ 0.54		$ 1.57	$ 1.44	
Net loss & LAE ratio	11.4%	15.8%		15.9%	19.7%	
Net expense ratio	45.5%	41.9%		44.7%	38.9%	
Combined ratio	56.9%	57.7%	(0.8) pts	60.6%	58.6%	2.0 pts
Less: Net current year catastrophe loss & LAE	0.5%	6.6%		0.2%	2.6%	
Less: Net (favorable) unfavorable reserve development	-1.4%	-1.8%		-2.0%	-1.2%	
Underlying combined ratio	57.8%	52.9%	4.9 pts	62.4%	57.2%	5.2 pts



3Q-25 Operating Overview

Net Income increased y/y as the impacts of quota share reductions & new business premiums are earned.

$ in millions	Q3-25	Q3-24	Change	% Chg
Gross Premiums Earned	$ 162.8	$ 160.2	2.6	1.6%
Ceded Premiums Earned	(81.9)	(85.7)	3.8	-4.4%
Net Premiums Earned	80.9	74.5	6.4	8.6%
Investment & Other Income	6.3	6.1	0.2	3.3%
Unrealized G(L) on Equities	3.2	1.5	1.7	n/m
Total Revenue	**90.4**	**82.1**	**8.3**	**10.1%**
Underlying Loss & LAE	9.9	8.2	1.7	20.7%
Current year CAT Loss & LAE	0.4	5.0	(4.6)	-92.0%
Prior year development (F)/U	(1.1)	(1.4)	0.3	-21.4%
Net Loss & LAE	9.2	11.8	(2.6)	-22.0%
Operating Expense	36.8	31.2	5.6	17.9%
Interest Expense	2.7	3.1	(0.4)	-12.9%
Total Expenses	**48.7**	**46.1**	**2.6**	**5.6%**
Other income (expense)	0.7	0.5	0.2	40.0%
Earnings from continuing operations before tax	**$ 42.4**	**$ 36.5**	**$ 5.9**	**16.2%**
Provision (benefit) for income tax	9.9	8.8	1.1	12.5%
Net income from continuing operations	**$ 32.5**	**$ 27.7**	**$ 4.8**	**17.3%**

New business growth earning through our book of business, combined with lower reinsurance costs, impacted our net earned premiums positively. This was partially offset by increased operating expense, but created net additional earnings y/y.



YTD 9.30.25 Operating Overview

Net Income increased y/y as we grow revenues with new business and reductions in ceded premium.

$ in millions	YTD 9/30/25	YTD 9/30/24	Change	% Chg
Gross Premiums Earned	$ 490.3	$ 475.9	$ 14.4	3.0%
Ceded Premiums Earned	(262.8)	(275.4)	12.6	-4.6%
Net Premiums Earned	227.5	200.5	27.0	13.5%
Investment & Other Income	18.1	15.4	2.7	17.5%
Unrealized G(L) on Equities	3.4	1.5	1.9	n/m
Total Revenue (excluding other income)	**249.1**	**217.4**	**31.7**	**14.6%**
Underlying Loss & LAE	40.3	36.7	3.6	9.8%
Current year CAT Loss & LAE	0.4	5.2	(4.8)	-92.3%
Prior year development	(4.6)	(2.4)	(2.2)	91.7%
Net Loss & LAE	36.1	39.5	(3.4)	-8.6%
Operating Expense	101.8	78.0	23.8	30.5%
Interest Expense	8.2	9.2	(1.0)	-10.9%
Total Expenses	**146.1**	**126.7**	**19.4**	**15.3%**
Other income (expense)	3.1	2.1	1.0	47.6%
Earnings from continuing operations before tax	**$ 106.1**	**$ 92.8**	**$ 13.3**	**14.3%**
Provision (benefit) for income tax	25.9	22.3	3.6	16.1%
Net income from continuing operations	**$ 80.2**	**$ 70.5**	**$ 9.7**	**13.8%**

New business growth, combined with lower reinsurance costs, impacted our net earned premiums positively. This was partially offset by increased operating expense, but created net additional earnings y/y.



Balance Sheet Highlights

($ in thousands, except per share amounts)	Sep 30, 2025	Dec 31, 2024	% Change
Selected Balance Sheet Data			
Cash & investments	$ 695,047	$ 540,811	28.5%
Accumulated other comprehensive income (loss)	$ (8,403)	$ (15,666)	-46.4%
Unpaid loss & LAE reserves	$ 188,703	$ 322,087	-41.4%
Reinsurance recoverable	$ 144,261	$ 263,419	-45.2%
Net Loss & LAE reserves	$ 44,442	$ 58,668	-24.2%
Financial debt	$ 149,270	$ 149,020	0.2%
Stockholders' equity	$ 327,221	$ 235,660	38.9%
Total capital	$ 476,491	$ 384,680	23.9%
Leverage Ratios			
Debt-to-total capital	31.3%	38.7%	-19.1%
Net premiums earned-to-stockholders' equity (annualized)	92.7%	116.3%	-20.3%
Per Share Data			
Common shares outstanding	48,765,302	48,204,962	1.2%
Book value per common share	$ 6.71	$ 4.89	37.2%
Underlying book value per common share	$ 6.88	$ 5.21	32.1%
Tangible book value per common share	$ 5.41	$ 3.53	53.3%
Underlying tangible book value per common share	$ 5.58	$ 3.86	44.6%

Liquidity and Book Value surged in 2025 due to strong underwriting results.

ACIC AMERICAN COASTAL INSURANCE CORPORATION

Investment Portfolio Overview

- The Company's cash position remains strong as we take advantage of high cash yields and keep a conservative portfolio.

- The Company's high quality fixed income investments provide steady investment income with minimal risk.

($ in thousands)	Sep. 30, 2025	Jun. 30, 2025	Q/Q % Change
Investments, at fair value:			
Fixed Income	$267,068	$269,307	-0.8%
Equities	$52,585	$40,502	29.8%
Alternatives	$16,257	$9,222	76.3%
Total Investments	**$335,911**	**$319,031**	**5.3%**
Total Cash	$359,136	$407,212	-11.8%
Total Cash & Investments	**$695,047**	**$726,243**	**-4.3%**

Fixed Income Metrics: Q3-25	
Portfolio duration	2.5 years
Weighted Avg Coupon	3.64%
Book Yield	3.39%
% A-or Higher	82.8%
Composite Rating	A+



Portfolio Composition by NAIC Level

Level 1
Level 2
Level 3+
Unassigned

81.2%
12.1%
6.3%



Portfolio Composition by Industry Sector

Government 41.3%
Diversified 14.2%
MBS 12.3%
Financial 10.4%
Consumer 7.2%
Industrial 3.8%
ABS 3.3%
Utilities 2.4%
Technology 1.9%
Energy 1.7%
Communications 1.6%



AMERICAN COASTAL
INSURANCE CORPORATION

Launched New Program - Assisted Living Centers

Assisted & Independent Living Facilities represent a logical, risk-aligned extension of our appetite and offer significant market opportunity with proven distribution support.



Example Risk

- According to the Florida Agency for Health Care Administration (AHCA), there are 3,080 licensed ALFs in Florida and roughly 32,000 nationwide. We have acquired a comprehensive dataset from AHCA—including inspection reports, violations, and fines—which will be integrated into our underwriting and risk selection processes.
- ACIC will just underwrite property physical damage (NO LIABILITY COVERAGE).
- Focus will be limited to low-rise buildings in Florida that are eligible for coverage from the Florida Hurricane Catastrophe Fund (FHCF).



U.S. Assisted Living Facilities Market
Size, by Age, 2023 - 2033 (USD Billion)

GRAND VIEW RESEARCH

93.5

48.0

44.4

Market Size (USD Billion)

2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033

● More than 85 ● 75–84 ● 65–74 ● Less than 65

Florida 2,288 ALFs | 88,665 Beds

🎯 Addressable Premium (≥25 Beds): **$70M–$112M**

📈 Growth: **$143M–$230M by 2033** (8.9% CAGR)



Cautionary Statements

This presentation and the accompanying remarks contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements include expectations regarding our diversification, growth opportunities, retention rates, liquidity, investment returns and ability to meet our investment objectives and to manage and mitigate market risk with respect to our investments. These statements are based on current expectations, estimates and projections about the industry and market in which we operate, and management's current beliefs and assumptions. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "endeavor," "project," "believe," "anticipate," "intend," "could," "would," "estimate" or "continue" or the negative variations thereof, or comparable terminology, are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The risks and uncertainties include, without limitation: the regulatory, economic and weather conditions in the states in which we operate; the impact of new federal or state regulations that affect the property and casualty insurance market; the cost, variability and availability of reinsurance; assessments charged by various governmental agencies; pricing competition and other initiatives by competitors; our ability to attract and retain the services of senior management; the outcome of litigation pending against us, including the terms of any settlements; dependence on investment income and the composition of our investment portfolio and related market risks; our exposure to catastrophic events and severe weather conditions; downgrades in our financial strength ratings; risks and uncertainties relating to our acquisitions, including our ability to successfully integrate the acquired companies; and other risks and uncertainties described in the section entitled "Risk Factors" and elsewhere in our filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report in Form 10-K for the year ended December 31, 2024 and 2023. We caution you not to place undue reliance on these forward looking statements, which are valid only as of the date they were made. Except as may be required by applicable law, we undertake no obligation to update or revise any forward-looking statements to reflect new information, the occurrence of unanticipated events, or otherwise.

This presentation contains certain non-GAAP financial measures. These measures should be considered supplementary to our results of operations and financial condition that are presented in accordance with GAAP and should not be viewed as a substitute for GAAP measures. See our earnings release, Form 10-K , Form 10-Q and Form 10-Q/A for further information regarding these non-GAAP financial measures.

